Exhibit 2.2

FIRST AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT

This FIRST AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT is entered into as of this 1st day of March, 2017 (this “Amendment”) by and between Newell Brands Inc., a Delaware corporation (“Parent”), and Stanley Black & Decker, Inc., a Connecticut corporation (“Purchaser”). Each of Parent and Purchaser are sometimes referred to herein as a “Party” or collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the SAPA.

RECITALS:

WHEREAS, Parent and Purchaser entered into that certain Stock and Asset Purchase Agreement, dated as of October 12, 2016 (the “SAPA”); and

WHEREAS, Parent and Purchaser desire to amend and modify the SAPA, the Seller Disclosure Letter and certain Exhibits to the SAPA as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, and for other good and valuable consideration, the receipt and sufficiency which are hereby acknowledged, the parties hereto agree as follows:

1. Certain Matters Related to Brazil.

a. Amendments. The SAPA, the Seller Disclosure Letter and the Exhibits to the SAPA are hereby amended as follows:

i. The following is hereby added as Section 6.19 of the SAPA:

“Brazil Account Services.

(a) From and after the Closing, during the Wind-Down Period, Purchaser will, and will cause its Affiliates to, (i) use commercially reasonable efforts to collect the Brazil Receivables and (ii) pay the Brazil Payables as they come due (collectively, the “Brazil Account Services”), in each case, in the ordinary course of Purchaser’s business. Within five Business Days following the last day of each calendar month in the Wind-Down Period (each such calendar month being referred to as the “Applicable Calendar Month”), Purchaser will deliver, or cause to be delivered, to Parent a statement setting forth the Brazil Receivables collected and Brazil Payables paid during the Applicable Calendar Month, including the aggregate amount of such Brazil Receivables collected and Brazil Payables paid. Each such report will include such documentation as is reasonably necessary to support the calculation of the Brazil Receivables and Brazil Payables set forth therein. No later than ten Business Days following the delivery of such statement, (i) if the aggregate amount of Brazil Receivables collected during the Applicable Calendar Month is greater than the aggregate amount of Brazil Payables paid during the Applicable Calendar Month, Purchaser or its applicable Subsidiary will remit such excess amount in cash to Parent or its designated Subsidiary and (ii) if the aggregate amount of Brazil Payables paid during the Applicable Calendar Month is greater than the aggregate amount of Brazil Receivables collected during the Applicable Calendar Month, Parent will pay such excess amount in cash to Purchaser or its designated Subsidiary. Any amounts payable pursuant to this Section 6.19 shall be paid by wire transfer of immediately available funds in Brazilian real using the Exchange Rate.”

(b) At the end of the Wind-Down Period, at the written election of Parent (which may be made in its sole election), Parent and Purchaser will use their commercially reasonable efforts to implement and cooperate in any lawful arrangement designed to provide to Parent, or a Subsidiary of Parent, the sole economic benefit of all Brazil Receivables then outstanding, if any, and to enable Parent or its applicable Subsidiary to pursue the collection of any such remaining Brazil Receivables. Notwithstanding the foregoing, nothing in this Section 6.19(b) will require Purchaser, or any Subsidiary of Purchaser, to agree to continue to collect any of such Brazil Receivables after the Wind-Down Period. To the extent any Brazil Payables are still outstanding at the end of the Wind Down Period, Purchaser will continue to pay the Brazil Payables until fully paid; provided, however, that after the end of the Wind Down Period, Parent shall promptly reimburse Purchaser or its designated Subsidiary for any amounts paid with respect to the Brazil Payables.

ii. The following is hereby added as Section 6.20 of the SAPA:

“Certain Product Returns. In the event Purchaser or any Brazil Purchased Company receives any product returns requested by customers following the Closing with respect to products of the Rubbermaid Commercial Products, Writing and Baby & Parenting businesses that were sold by a Brazil Purchased Company prior to the Closing (“Product Returns”), Purchaser will, as promptly as reasonably practicable, notify Parent in writing thereof (each, a “Product Return Notice”). The Product Return Notice will describe in reasonable detail the circumstances of such requested Product Return and will be accompanied by all relevant documentation in the possession of Purchaser or a Brazil Purchased Company related to such requested Product Return. Subject to the terms and conditions of this Section 6.20, Parent will indemnify Purchaser and its Brazil Purchased Companies from and against all amounts claimed in such Product Return Notice, including transportation and storage charges, net of any Tax credits that a Brazil Purchased Company may be entitled to receive as a result of such Product Return. Parent will have 30 days after its receipt of the Product Return Notice to determine whether to accept or contest (in each case on behalf of Purchaser) the Product Return described in such Product Return Notice. Unless Parent delivers written notice to Purchaser within such 30-day period that it intends to contest the Product Return, Parent will be deemed to have agreed to reimburse Purchaser or its Brazil Purchased Companies for all amounts claimed in such Product Return Notice, net of any Tax credits that the applicable Purchased Company may be entitled to receive as a result of such Product Return. If Parent delivers written notice to Purchaser within such 30-day period that it intends to contest the Product Return, Parent shall have the right to control, at Parent’s cost and expense, such dispute and all related Actions, with counsel selected by Parent and not reasonably objected to by Purchaser, to a final conclusion or settlement at the discretion of Parent. Purchaser will, and will cause its Brazil Purchased Companies to, reasonably cooperate with, and provide reasonable access to all relevant information in its possession to, Parent in connection with its contest of any Product Return. If Parent accepts a Product Return that results in a physical return of the relevant products, Parent shall have the right to, or, at Parent’s election, cause a Subsidiary of Parent to, purchase such product from Purchaser or its Brazil Purchased Companies and direct the shipment of such products, at Parent’s expense, to a location designated by Parent. Otherwise, any products so returned will be destroyed by Purchaser or a Brazil Purchased Company at Parent’s expense in accordance with applicable Laws; provided, however, that Purchaser will use a means of destruction reasonably acceptable to Parent.”

iii. The following is hereby added as Section 9.4(k) of the SAPA:

“neither Purchaser nor any of its Affiliates will be liable to Parent or any of its Affiliates for any Damages arising out of or relating to any claim relating to Purchaser’s or any of its Affiliates’ performance of or failure to perform its obligations under (A) Section 6.19 or (B) Section 6.20, in each case unless such Damages are a result of the gross negligence or willful breach of such obligations.”

iv. The following is hereby added as Section 10.3(d) of the SAPA:

“Embu Das Artes Branch. (i) For purposes of avoiding the cancelation of certain Tax refunds or credits related to the Embu das Artes Branch (the “Branch Tax Benefits”), the Parties agree that, for a period of three years from and after the Closing (the “Branch Period”), Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts (taking into account the benefits accorded to the Parties under this Section 10.3(d)) to take such actions as are required under applicable Law to (A) maintain the existence of the Embu das Artes Branch (but Purchaser or its Affiliates may, at Purchaser’s sole discretion, interrupt or change the purpose of the Embu Das Artes Branch, move it elsewhere, cause it to become a branch of Purchaser upon a merger, so long as any such action does not jeopardize the branch’s Tax enrollment or, in the case of a merger, its successor’s right to the Tax credits) and (B) maintain in full force and effect all its Tax enrollments (including by timely delivery of all Tax Returns associated with that branch during such period). The parties acknowledge that, should the Purchaser decide to merge its entities, the Embu das Artes Branch Tax enrollment may change, but the Branch Tax Benefits should not be directly affected as a result of this merger. The Parties agree that, notwithstanding anything in this Agreement to the contrary, Parent shall be entitled to only 80% of: the amount of any Branch Tax Benefits relating to the Embu das Artes Branch received in cash or transferred to the originating branch during the Branch Period, net of all (i) reasonable costs incurred in connection with obtaining such Branch Tax Benefits, (ii) reasonable costs for maintaining the branch in existence and delivering its Tax Returns for the Branch Period, and (iii) Taxes imposed as a result of receiving such Branch Tax Benefits.

(ii) Parent will cooperate to provide information and access to its employees, presentation drafts and applicable books and records as reasonably necessary for Purchaser and its Affiliates to determine whether Purchaser and its Affiliates are entitled to claim the Branch Tax Benefits and the amounts of such Branch Tax Benefits, if any. Purchaser and its Affiliates will use commercially reasonable efforts to obtain any Branch Tax Benefits to which the applicable entity is entitled under applicable Law, provided that Parent shall assist Purchaser and its Affiliates in the process of preparing and filing any Tax Returns. Notwithstanding anything to the contrary, neither Purchaser nor its Affiliates shall be required to claim any Branch Tax Benefits to the extent that doing so would, in the sole discretion of Purchaser exercised in good faith and after good faith consultation with Seller, expose Purchaser or any of its Affiliates to criminal sanctions or penalties.

(iii) Parent agrees to indemnify the Purchaser Indemnitees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by a Purchaser Indemnitee to the extent arising out of or relating to the claiming of any Branch Tax Benefits to which any Taxing Authority asserts it was not entitled, including the costs of defending any applicable audits.”

v. The following definitions are hereby added to Section 12.1 of the SAPA:

“Brazil Payables” means accounts payable of the Brazil Purchased Companies to the extent not related to the Business that are outstanding immediately prior to Closing.”

“Brazil Purchased Companies” means Irwin Industrial Tool Ferramentas do Brasil Ltda. and Newell Rubbermaid Brasil Ferramentas e Equipamentos Ltda.”

“Brazil Receivables” means accounts and notes receivable of the Brazil Purchased Companies to the extent not related to the Business that are outstanding immediately prior to Closing.”

“Embu Das Artes Branch” means the branch of Newell Rubbermaid Brasil Ferramentas e Equipamentos Ltda. located in the city of Embu das Artes, State of São Paulo, at Rua Ilha de São Francisco, no. 149, Bairro Esplanada, CEP 06817-175.

“Wind-Down Period” means the period beginning on the Closing Date and continuing through and including the earlier to occur of (a) such time as all Brazil Receivables and Brazil Payables have been collected and paid, as applicable, and (b) the fifteen-month anniversary of the Closing Date.”

vi. The definition of “Net Working Capital” in Section 12.1 of the SAPA is hereby deleted in its entirety and replaced with the following:

“Net Working Capital” means (A) the sum of the total current assets of the Purchased Companies and the total current assets included in the Acquired Assets as of the applicable date minus (B) the sum of the total current liabilities of the Purchased

Companies and the total current liabilities included in the Assumed Liabilities as of the applicable date, in each case, calculated in accordance with the Accounting Principles; provided, however, that total current assets will not include (without duplication) (1) any Cash, (2) any Excluded Assets, (3) any Separation Assets, (4) any Tax asset or (5) any Brazil Receivable, and total current liabilities will not include (without duplication) (1) any item included in the Outstanding Indebtedness, (2) any Excluded Liability, (3) any Separation Liability, (4) any Tax liability, other than payroll Taxes, (5) any Brazil Payable, or (6) any Liability in respect of any Product Return contemplated by Section 6.20.”

vii. The following is hereby added to the end of Item 2 of Exhibit 1.6(a) of the SAPA:

“(except for Brazil Receivables)”

viii. The reference to “Rubbermaid Commercial Products & Writing business” in Item 19 of Exhibit 1.6(a) is hereby deleted and replaced with the following: “Rubbermaid Commercial Products, Writing and Baby & Parenting businesses”.

ix. Item 20 of Exhibit 1.6(a) of the SAPA is hereby deleted in its entirety and replaced with the following:

“All pre-paid expenses and other current assets (other than Brazil Receivables) to the extent related to the Rubbermaid Commercial Products, Writing and Baby & Parenting businesses”

x. Item 3 of Exhibit 1.6(b) of the SAPA is hereby deleted in its entirety and replaced with the following:

“All current liabilities (other than Brazil Payables and Product Returns for the Brazil Purchased Companies) to the extent related to the Rubbermaid Commercial Products, Writing and Baby & Parenting businesses”

b. Brazil Acknowledgements. The Parties hereby acknowledge and agree that (i) no accounts and notes receivable of the Brazil Purchased Companies shall be “Separation Assets” under the SAPA, (ii) no accounts payable of the Brazil Purchased Companies shall be “Separation Liabilities” under the SAPA and (iii) no Liabilities with respect to Product Returns for the Brazil Purchased Companies shall be “Separation Liabilities” under the SAPA.

2. Certain Matters Related to China.

a. Amendments. The SAPA, the Seller Disclosure Letter and the Exhibits to the SAPA are hereby amended as follows:

i. The following is hereby added as Section 9.2(a)(v) of the SAPA:

“(A) any Third Party Claims (including Claims by any China Counterparty) relating to Purchaser’s or any of its Affiliates’ performance of its obligations under the Shenzhen Lease, the Master Product Supply Agreement or the China Bailment Agreement (except in the case of Purchaser’s or any of its Affiliates’ fraud, willful misconduct or willful breach) or (B) the failure of any China Counterparty, or their permitted successors and assigns, to perform its obligations under the Shenzhen Lease, the Master Product Supply Agreement or the China Bailment Agreement, as applicable; provided, that the foregoing indemnity with respect to each Contract will apply only to the performance of, or failure to perform, (i) obligations thereunder during the term thereof in effect as of the date of this Amendment without any extension of such term or (ii) obligations arising after the term thereof that relate to obligations under each Contract in effect as of the date of this Amendment without any extension of such term.”

ii. The following is hereby added as Section 9.3(g) of the SAPA:

“With respect to any claim for indemnification by the Purchaser Indemnitees under Section 9.2(a)(v):

(i) the provisions of Section 9.3 shall apply to any Third Party Claim in connection therewith; and

(ii) if Parent makes any payment to any Purchaser Indemnitees pursuant to clause (B) of Section 9.2(a)(v), Parent shall be subrogated, to the extent of any such payment, to all rights and remedies of the Purchaser Indemnitee under the Shenzhen Lease, the Master Product Supply Agreement or the China Bailment Agreement, as applicable.”

iii. The definition of “Business Employee” in Section 12.1 of the SAPA is hereby deleted in its entirety and replaced with the following:

““Business Employee” means each individual, other than the individuals set forth on Exhibit 12.1(E), who is employed by an Asset Seller or a Purchased Company, in each case whose employment duties are primarily connected to performance of services for the Business, including all such employees absent due to vacation, holiday, sickness, short term disability, long term disability or approved leave of absence; provided, however, that “Business Employee” will not include any individual whose employment is transitioned from a Purchased Company to an Affiliate thereof (other than another Purchased Company) pursuant to the Excluded Transfer Documents; and provided, further, that each Décor Employee shall be a “Business Employee”.”

iv. The following definitions are hereby added to Section 12.1 of the SAPA:

“China Counterparty” means, (i) with respect to the Master Product Supply Agreement, Newell Window Furnishings, Inc., (ii) with respect to the Shenzhen Lease, Houting Joint Stock Company, and (iii) with respect to the China Bailment Agreement, Hunter Douglas Window Covering Products (China) Co., in each case together with their successors or assigns.”

“China Bailment Agreement” means the Bailment Agreement, dated as of June 30, 2016, by and between Hunter Douglas Window Covering Products (China) Co., Ltd. and Newell Rubbermaid Products (Shenzhen) Co., Ltd.

“Décor Employee” means each employee of Newell Rubbermaid Products (Shenzhen) Co. Ltd. who provides services in connection with the manufacturing of products supplied to the China Counterparty pursuant to the Master Product Supply Agreement.

“Master Product Supply Agreement” means the Master Product Supply Agreement, dated as of June 30, 2016, by and between NWL Luxembourg SARL and Newell Window Furnishings, Inc.”

“Shenzhen Lease” means the Factory Lease Contract, dated November 25, 2015 (as amended), between Houting Joint Stock Company and Newell Rubbermaid Products (Shenzhen) Co. Ltd. associated with the three-story factory buildings A, B & C and six-story dorm buildings A, B & C for the property located in Houting Guoxie Industry Area, Shajing Town, Baóan District, Shenzhen City, Guandong Province.”

v. The following is hereby added as Item 14 to Section 4.8(b) of the Seller Disclosure Letter:

“Factory Lease Contract, dated November 25, 2015 (as amended), between Houting Joint Stock Company and Newell Rubbermaid Products (Shenzhen) Co. Ltd. associated with the three-story factory buildings A, B & C and six-story dorm buildings A, B & C for the property located in Houting Guoxie Industry Area, Shajing Town, Baóan District, Shenzhen City, Guandong Province”

vi. Item 4 of Section 6.1(a) of the Seller Disclosure Letter is hereby deleted in its entirety and replaced with the Item 4 of Section 6.1(a) of the Seller Disclosure Letter attached hereto.

vii. Item 6 of Exhibit 1.6(a) of the SAPA is hereby deleted in its entirety and replaced with the following:

“All inventory held by a Purchased Company that is not primarily used or held for primary use in the Business (other than inventory held by Newell Rubbermaid Products (Shenzhen) Co. Ltd. in connection with the Master Product Supply Agreement, dated as of June 30, 2016, by and between NWL Luxembourg SARL and Newell Window Furnishings, Inc.)”

b. NRP Shenzhen Acknowledgements.

i. Purchaser hereby acknowledges and agrees that (A) it shall have no claim, and shall not be entitled to indemnification for Damages under Article XI of the SAPA, for breach of a representation or warranty on the basis that the Shenzhen Lease was not listed in Section 4.8(b) of the Seller Disclosure Letter at the time of the delivery thereof to Purchaser and (B) any such breach that may have occurred due the failure of the Shenzhen Lease to be listed in Section 4.8(b) of the Seller Disclosure Letter at the time of the delivery thereof to Purchaser is hereby deemed to have been cured.

ii. The Parties hereby acknowledge and agree that the Master Product Supply Agreement shall not be a “Separation Asset”, and no Liabilities thereunder shall be a “Separation Liability”, in each case under the SAPA.

iii. The Parties hereby acknowledge and agree that no purchase order that is related to the Master Product Supply Agreement or the services provided thereunder shall be a “Separation Asset”, and no Liabilities under any such purchase order shall be a “Separation Liability”, in each case under the SAPA.

iv. The Parties hereby acknowledge and agree that the China Bailment Agreement shall not be a “Separation Asset”, and no Liabilities thereunder shall be a “Separation Liability”, in each case under the SAPA.

v. The Parties hereby acknowledge and agree that the Shenzhen Lease shall not be a “Separation Asset”, and no Liabilities thereunder shall be a “Separation Liability”, in each case under the SAPA.

vi. Purchaser hereby consents to the assignment by NWL Luxembourg SARL to Newell Rubbermaid Products (Shenzhen) Co. Ltd. of the Master Product Supply Agreement under Section 6.1 of the SAPA, which assignment shall be made prior to, but effective as of immediately prior to, the Closing.

3. Asset Seller Amendment. The SAPA and the Exhibits to the SAPA are hereby amended as follows: Exhibit 12.1(B) (Asset Sellers) of the SAPA is hereby deleted in its entirety and replaced with Exhibit 12.1(B) attached hereto.

4. Foreign Currency Amendment.

a.	The following definitions are hereby added to Section 12.1 of the SAPA:

“Exchange Rate” means, with respect to the conversion of value from any Foreign Currency, the exchange rate as published by Bloomberg at the close of business one Business Day prior to the applicable date of payment; provided, however, that if any portion of the Purchase Price is paid in a Foreign Currency, the applicable U.S. dollar amount shall be converted into the applicable Foreign Currency at the exchange rate published by Bloomberg at the close of business three Business Days prior to the applicable payment date or dates; provided further that, (i) in the case of payments made in Yuan, the Exchange Rate shall be determined based on the exchange rate set forth on the Bloomberg Historical Price Table page “USDCNY” <Curncy> “HP”, (ii) in the case of payments made in Rand, the Exchange Rate shall be determined based on the exchange rate set forth on the Bloomberg Historical Price Table page “USDZAR” <Curncy> “HP”, (iii) in the case of payments made in Mexican Pesos, the Exchange Rate shall be determined based on the exchange rate set forth on the Bloomberg Historical Price Table page “USDMXN” <Curncy> “HP”, (iv) in the case of payments made in Colombian Pesos, the Exchange Rate shall be determined based on the exchange rate set forth on the Bloomberg Historical Price Table page “USDCOP” <Curncy> “HP”, and (v) in the case of payments made in Euros, the Exchange Rate shall be determined based on the exchange rate set forth on the Bloomberg Historical Price Table page “EURUSD” <Curncy> “HP”.

“Foreign Currency” means any currency other than U.S. dollars.

b.	The second to last sentence of Section 13.7 of the SAPA is hereby deleted in its entirety and replaced with the following:

“All references to “$” or “dollars” are to U.S. dollars, and unless any amount to be calculated or paid under this Agreement is required (or otherwise deemed advisable) under applicable Law or otherwise agreed by the Parties to be calculated or paid in a Foreign Currency (as determined jointly by Parent and Purchaser), all amounts to be calculated or paid under this Agreement are to be calculated or paid in U.S. dollars.”

5. Closing Time Amendment.

a.	The last sentence of Section 3.1 of the SAPA is hereby deleted in its entirety and replaced with the following:

“Notwithstanding anything to the contrary in this Agreement, the Closing shall be deemed to have occurred as of 11:59 p.m. (U.S. Eastern Time) on the Closing Date.”

b.	“12:01 a.m., New York City time, on the Closing Date” in the first sentence of Section 7.1(a) is hereby deleted and replaced with “11:59 p.m. (U.S. Eastern Time) on the Closing Date”.

c.	The definition of “Transfer Time” in Section 12.1 of the SAPA is hereby deleted in its entirety and replaced with the following:

“Transfer Time” means (i) in the case of each Business Employee who is not an Employee on Disability Leave, 11:59 p.m., (U.S. Eastern Time), on the Closing Date and (ii) in the case of each Business Employee who is an Employee on Disability Leave and who becomes an employee of Purchaser and its Affiliates, as provided in Section 7.1(b), 11:59 p.m., (U.S. Eastern Time), on the date that such Employee on Disability Leave actually begins active employment with Purchaser and its Affiliates.”

6. Employment Matters Amendment.

a.	The last sentence of Section 7.1(a) of the SAPA is hereby deleted in its entirety and replaced with the following:

“Except as otherwise agreed by Parent and Purchaser in writing, for six months following the Closing Date, Parent and its Affiliates shall not offer employment to any Business Employee who is not a Transferred Employee; provided, that Parent or its applicable Affiliates may continue to employ any such Business Employee that Parent or such applicable Affiliate is prohibited from terminating under applicable Law; provided, further, that nothing in this sentence will prevent Parent or an Affiliate thereof from (i) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any Internet website posting, or negotiating with, offering employment to or employing any Person contacted through such medium, or (ii) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any Person contacted through such medium.”

b.	The proviso at the end of the second sentence of Section 7.1(e) of the SAPA is hereby deleted in its entirety and replaced with the following:

“provided however that, for purposes of clauses (i) and (ii), if, within 12 months following the Closing Date, Purchaser, a Purchased Company or any of their respective Affiliates hires such Business Employee, Purchaser shall pay to Parent an amount equal to such Liabilities, obligations and costs paid or incurred by Parent or any of its Affiliates; provided further that, such payment obligation shall not arise for Purchaser, a Purchased Company or any other of their respective Affiliates if (X) such Business Employee is simultaneously terminated from employment by Parent and its Affiliates and hired by Purchaser, a Purchased Company or any of their respective Affiliates on or immediately following the Closing Date in accordance with the requirements of Section 7.1(a) and (Y) such Liabilities, obligations and costs paid or incurred by Parent and its Affiliates were required to be paid or incurred in order to comply with applicable Laws.”

c.	Section 7.1(f) of the SAPA is hereby renumbered Section 7.1(g), and the following Section 7.1(f) is hereby added to the SAPA:

“(f) Notwithstanding anything in this Agreement to the contrary, Purchaser and its Affiliates shall not be required to offer employment to the Business Employee set forth on Section 7.1(f) of the Seller Disclosure Letter (the “Excluded Business Employee Schedule” and such Business Employee, the “Excluded Business Employee”). Prior to the Closing Date, Parent and its Affiliates shall terminate the Excluded Business Employee’s employment with Parent and its Affiliates as of immediately prior to the Closing and in no event shall the Excluded Business Employee become a Transferred Employee. Parent and Purchaser hereby agree that Purchaser and its Affiliates shall bear the cost of the termination payments and benefits payable to the Excluded Business Employee and that are set forth in the Excluded Business Employee Schedule. Subject to the preceding sentence, from and after the Closing Date, Parent and its Affiliates shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates, against all Liabilities relating to the employment or termination of employment of the Excluded Business Employee, in each case whether arising before, on or after the Closing (including for any statutory or common law severance obligations, any other related legally mandated payment obligations, any retirement benefits, and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto).”

d.	The Seller Disclosure Letter is hereby amended to add Section 7.1(f) attached hereto.

e.	The first paragraph of Section 7.6 of the SAPA is hereby renumbered Section 7.6(a) and “ten business days” in the last sentence thereof is hereby replaced with “30 days”.

f.	The following paragraph (b) is hereby added to Section 7.6 of the SAPA:

“(b) Parent shall make, or shall cause to be made, the annual bonus payment with respect to Parent’s 2016 fiscal year payable to each Transferred Employee. Each such bonus payment shall be paid no later than 30 days after the applicable Transfer Time.”

7. Name Change Amendment. Section 6.17 of the SAPA is hereby deleted in its entirety and replaced with the following:

“Name Change. The Parties will, and will cause their Affiliates to, work together in good faith to take the necessary actions in order to change the name of any Purchased Company whose name includes “Newell” or any other Retained IP to a name that does not include “Newell” or any other Retained IP, with the intent of the Parties being that all such name changes will become effective as soon as reasonably practicable after the Closing Date, except that, in the case of Newell Rubbermaid Products (Shenzhen) Co. Ltd, it is the intent of the Parties that such name change will become effective as soon as reasonably practicable after, but in no event before, the one-year anniversary of the Closing Date.”

8. Other Amendments.

a.	The following is hereby added as Section 4.14(m) and (n) of the SAPA:

“(m) NWL Italy Production S.a.r.l. has not filed an election to change its tax classification for U.S. federal income tax purposes with an effective date that is within the past 60 months.”

(n) The Embu Das Artes Branch is in compliance in all material respects with all applicable Laws and no remediation by Purchaser or its Affiliates is necessary to prepare and file any applicable Tax Returns.”

b.	The following is hereby added as Section 10.1(a)(vii) and (viii) of the SAPA:

“(vii) the application of the withholding tax provisions included in People’s Republic of China State Administration of Taxation Bulletin [2015] No. 7 (including any obligations and penalties imposed thereunder or otherwise with respect to such withholding Taxes described therein) to the purchase by Black & Decker TransAsia S.a.r.l. of the stock of NRH Limited as contemplated by this Agreement; and

(viii) any failure by any Purchaser Indemnitee to withhold and remit any amount required under applicable Law in Brazil, Colombia, India and China to be withheld and remitted in relation to the transactions contemplated by this Agreement as a result of the reliance by the applicable Purchaser Indemnitee on information (or lack of information known, or that should reasonably have been known, by Parent or any of its Affiliates) provided by Parent or any of its Affiliates for purposes of determining the amount of any required withholding.”

c.	The following are hereby added as Items 4-7 of Exhibit 1.2.(f)(ii):

“Sheffield, United Kingdom – Unit 2, Block B, Waleswood Industrial Estate, Mansfield Road: Lease, dated March 8, 2013, between Newell Rubbermaid UK Services Limited and USF Nominees Limited

Scoresby, Victoria, Australia – Unit 3/36, Koornang Road: Commercial Lease, dated October 28, 2015, between Newell Australia Pty Ltd. and Transit Management Enterprises Pty Ltd.

Thisted, Denmark – Industrivej 5a, 7700 Thisted: Lease agreement regarding office space, unknown date, between Newell Rubbermaid A/S (n/k/a NWL Denmark Services ApS) and KONPAP A/S

Essen, Germany - Kruppstraße 82-100, 45145 Essen: Commercial Lease dated April 25, 2006 as amended on December 1, 2006 and as replaced by lease agreement dated February 6, 2007 amended on May 26, 2008 and May 11, 2010, between NWL Germany GmbH and Essener Technologie- und Entwicklungs-Centrum GmbH (ETEC)”

d.	The following is hereby added as Item 9 to Exhibit 1.3(s):

“Reimbursement Agreement, dated November 11, 2016, between Newell Brands Inc. and Exel Inc. d/b/a DHL Supply Chain (USA)”

e.	Exhibit 2.4 (Purchase Price Allocation) of the SAPA is hereby deleted in its entirety and replaced with Exhibit 2.4 attached hereto.

f.	The following is hereby added to the end of Item 2 of Section 6.1(a) of the Seller Disclosure Schedule:

“For avoidance of doubt, NIC and Canada Newco will make a Section 85 election for Canadian tax purposes in connection with the transfer of assets, properties, rights and liabilities by NIC to Canada Newco as described in the preceding sentences.”

g. The reference to “NWL Italy S.r.l.” in Section 4.14(l) of the Seller Disclosure Letter is hereby deleted, and the following sentence is hereby added to the end of Section 4.14(l):

“Parent and Purchaser agree that none of Parent or any Affiliate of Parent, on the one hand, nor Purchaser or any Affiliate of Purchaser, on the other hand, shall make an Entity Classification Election (via Form 8832) with respect to NWL Italy Production S.a.r.l. where such election would be effective on or prior to the Closing Date. However, Purchaser may in its sole discretion make an election pursuant to Code Section 338(g) with respect to its purchase of the stock of NWL Italy Production S.a.r.l.”

h. Section 10.1(c) of the SAPA is hereby renumbered Section 10.1(c)(i), and the following is hereby added as Section 10.1(c)(ii), (iii) and (iv) of the SAPA:

“(ii) In the case of any Straddle Tax Period, Section 10.1(c)(i)(B) shall be applied as follows: Taxes of any Purchased Company or the Business resulting from items accrued or taken into account during the Closing Month shall be ratably allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period, except that any such Taxes resulting from items incurred other than in the ordinary course of business shall be (A) allocable to the Pre-Closing Tax Period to the extent such items are attributable to actions, transactions, operations and other activities before the Closing and (B) allocable to the Post-Closing Tax Period to the extent such items are attributable to actions, transactions, operations and other activities after the Closing.

(iii) For purposes of this Article X, Taxes reflected on any Tax Return described in Section 10.2(d) for the Pre-Closing Stub Period shall be allocable to a Pre-Closing Tax Period and Taxes reflected on any Tax Return described in Section 10.2(d) for the Post-Closing Stub Period shall be allocable to the Post-Closing Tax Period, except that, in each case, any such Taxes resulting from items accrued or taken into account during the Closing Month and incurred other than in the ordinary course of business shall be (A) allocable to a Pre-Closing Tax Period to the extent such items are attributable to actions, transactions, operations and other activities before the Closing and (B) allocable to a Post-Closing Tax Period to the extent such items are attributable to actions, transactions, operations and other activities after the Closing.

(iv) For purposes of this Article X:

“ordinary course of business” means, with respect to any Purchased Company or the Business, the ordinary and usual course of day-to-day operations of such company or business through the end of the month of Closing, consistent with past custom and practice (including with respect to quantity and frequency); and

“Closing Month” means the month during which the Closing occurs.”

i.	The following is hereby added as Section 10.2(d) of the SAPA:

“(d) The parties agree that the U.S. federal income Tax Returns (and any state or local Tax Return to which U.S. federal consolidated return principles apply) that include Irwin Industrial Tool Company (“Irwin Tool”) for (i) the Tax period that ends on the Closing Date (the “Pre-Closing Stub Period”) and (ii) the Tax period that begins on the day immediately after the Closing Date (the “Post-Closing Stub Period”) shall be prepared by applying Treasury Regulation Section 1.1502-76(b)(2)(iii). In furtherance of the foregoing, Irwin Tool shall close its books at the end of the month before the Closing Month and at the end of the Closing Month, and ratably allocate only its items (other than extraordinary items) from the Closing Month.”

j.	The following is hereby added to the end of Section 3.1 of the SAPA:

“Subject to the other terms of this Section 3.1 and subject to the satisfaction or waiver of the conditions set forth in Article VIII of the SAPA (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions), the Closing Date will be March 9, 2017, or such other date as the Parties mutually agree in writing.

9. Effect of Amendment. This Amendment shall not constitute a waiver, amendment or modification of any other provision of the SAPA, the Seller Disclosure Letter or the Exhibits to the SAPA not expressly referred to in Sections 1 through 8 of this Amendment. Except as specifically modified and amended hereby, the SAPA, the Seller Disclosure Letter and the Exhibits to the SAPA shall remain unchanged and in full force and effect. References to the date of the SAPA, and references to the “date hereof”, “the date of this Agreement” or words of similar meaning in the SAPA shall continue to refer to October 12, 2016.

10. Governing Law; Consent to Exclusive Jurisdiction.

a.	The interpretation and construction of this Amendment, and all matters relating to this Amendment, will be governed by the laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware without giving effect to any conflict of law provisions thereof.

b.

Each of the Parties agrees that any legal action or proceeding with respect to this Amendment may be brought in the federal and state courts located in the State of Delaware, and, by execution and delivery of this Amendment, each Party to this Amendment irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Amendment. Each of the Parties irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Amendment brought in the courts referred to in the preceding sentence. Each Party consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address (set forth in Section 13.6 of the SAPA) below its name and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by law.

11. WAIVER OF JURY TRIAL. THE PARTIES TO THIS AMENDMENT IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY TO THIS AMENDMENT AGAINST ANY OTHER PARTY OR PARTIES TO THIS AMENDMENT WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO THIS AMENDMENT OR ANY PORTION OF THIS AMENDMENT, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

12. Counterparts. This Amendment may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. In the event that any signature to this Amendment or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party hereto executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No Party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each Party hereto forever waives any such defense.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

NEWELL BRANDS INC.

By:	/s/ Bradford R. Turner
Name:	Bradford R. Turner
Title:	Chief Legal Officer & Corporate Secretary

STANLEY BLACK & DECKER, INC.

By:	/s/ Corbin Walburger
Name:	Corbin Walburger
Title:	VP, Business Development

[SIGNATURE PAGE TO FIRST AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT]

Exhibit Index

* Index not included as part of original agreement but included pursuant to Item 601(b)(2) of Regulation S-K

Exhibit 2.4	Purchase Price Allocation
Exhibit 12.1(B)	Asset Sellers